BTQ Technologies and Coxwave Awarded Grant to Develop
AI Chatbot Solutions for Quantum Physics Education and
Research

● Grant and Partnership: BTQ Technologies and Coxwave have partnered to develop AI-powered chatbot solutions for quantum physics education and research, supported by a US$117,000 grant from the Korean Government's "AI Voucher" program, administered by NIPA.

● AI-Driven Solutions: The collaboration will create two AI-driven solutions: AI Tutor, which simplifies quantum physics for the general public through interactive Q&A, and AI Assistant, which supports professional researchers by facilitating in-depth inquiries and data analysis, enhancing both accessibility and efficiency in quantum education and research.

● Impact and Innovation: By combining BTQ's quantum expertise with Coxwave's AI capabilities, the partnership aims to enhance accessibility and drive innovation in quantum education and research, contributing to the broader adoption of quantum science and technology.

Vancouver, February 12, 2025 - BTQ Technologies Corp. (the "Company") (CBOE CA: BTQ) (FSE: NG3) (OTCQX: BTQQF), a global quantum technology company focused on securing mission-critical networks, is pleased to announce a strategic partnership with Coxwave, the operator of the AI product analysis platform Align AI, to develop advanced AI chatbot solutions for quantum physics education and research. This collaboration is with a US$117,000 grant through the Korean Government's "AI Voucher" program, administered by the National IT Industry Promotion Agency ("NIPA"). The program supports partnerships between domestic AI companies and international clients, fostering global innovation in AI-driven solutions.

Through this agreement, BTQ and Coxwave will leverage Coxwave's cutting-edge AI expertise and real-time monitoring via the Align AI platform to create two specialized chatbot solutions:

● AI Tutor - Designed for the general public, this chatbot simplifies quantum physics concepts through interactive Q&A, making the subject more accessible to learners at all levels.

● AI Assistant - Developed for professional researchers, this AI Agent will facilitate in-depth inquiries into complex quantum topics, enhancing research efficiency and collaboration.

"At BTQ, we are committed to expanding the quantum ecosystem by making quantum education more accessible while enhancing research capabilities for experts in the field," said Olivier Roussy Newton, CEO of BTQ Technologies. "By integrating Coxwave's advanced AI solutions with our quantum technology expertise, we aim to break down barriers to quantum learning, fostering both innovation and broader industry adoption."

"This partnership showcases the power of AI to transform education and research," added Kim Joo-won, CEO of Coxwave. "Having provided AI chatbot solutions to Fast Campus, one of Korea's largest online education platforms, we understand AI's impact on making complex subjects more accessible. Partnering with BTQ allows us to apply our AI expertise to the rapidly evolving field of quantum technology, where accessibility remains a major challenge. Combining our AI-driven educational tools with BTQ's deep expertise in quantum research and security can bridge the gap between advanced quantum concepts and learners at all levels."

The collaboration between BTQ Technologies and Coxwave marks a significant step toward making quantum education and research more accessible through AI-driven solutions. By combining expertise in quantum technology with state-of-the-art AI analytics, both companies are paving the way for a future where cutting-edge quantum science is not only more understandable but also more widely adopted across industries. As this initiative unfolds, it is expected to contribute meaningfully to the global quantum ecosystem, fostering breakthroughs in both education and advanced research.

About Coxwave

Founded in 2021, Coxwave specializes in advanced analytics and AI-driven solutions. Its flagship product, Align AI, launched in 2022, is designed to analyze user interactions with generative AI platforms, delivering actionable insights that optimize AI-driven services and improve performance. By leveraging AI to enhance education and research, Coxwave continues to push the boundaries of innovation. For more information, please visit https://tryalign.ai/

About BTQ

BTQ Technologies Corp. (CBOE CA: BTQ, FSE: NG3, OTCQX: BTQQF) was founded by a group of post-quantum security experts with an interest in addressing the urgent security threat posed by large-scale quantum computers. With the support of leading research institutes and universities, BTQ's extensive technology portfolio and commercialization platform is focused on accelerating quantum advantage.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information: E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.